E.K. WALLACE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Total
Balance, December 31, 2015	$ 13,527
Member's contributions	35,500
Net loss	(36,805)
Balance, December 31, 2016	$ 12,222

See accompanying notes.